United States securities and exchange commission logo





                             August 16, 2021

       Jill Ramsey
       Chief Executive Officer
       A.K.A. Brands Holding Corp.
       100 Montgomery Street, Suite 1600
       San Francisco, California 94104

                                                        Re: A.K.A. Brands
Holding Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 3,
2021
                                                            CIK No. 1865107

       Dear Ms. Ramsey:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       We Promote Diversity and Practice Responsible Fashion, page 3

   1. Please tell us whether you believe there are material reputational and other risks associated with holding
yourself out as promoting responsible fashion and sustainability and revise your risk
factor disclosure as necessary. In this regard, we note for example disclosure at the top
of page 3 that in 2020 you introduced 500 to 800 new styles each week.
 Jill Ramsey
FirstName  LastNameJill Ramsey
A.K.A. Brands  Holding Corp.
Comapany
August  16, NameA.K.A.
            2021        Brands Holding Corp.
August
Page  2 16, 2021 Page 2
FirstName LastName
Prospectus Summary
Exclusive Merchandise Drives Demand and Loyalty, page 6

2. You disclose your gross profit margin for Pro Forma 2020 increased by approximately
         140 basis points relative to 2019. Based on information on pages 77 and 100 it appears
         Pro Forma 2020 decreased 320 basis points relative to actual 2019. Please advise and revise as appropriate.
Inspirational Content Propels Customer Engagement and Efficient Marketing, page
6

3. You revised your disclosure to state the metric "Earned Media Value" is calculated by a third party. Please expand your disclosure to state i) what the metric represents, ii) why it provides useful information to investors and iii) how it relates to your business and reported amounts (e.g., net sales). Refer to Commission Release No. 33-10751 for guidance.
Customer Acquisition, page 93

4. We note your response to comment 15 and your revisions to this section. To provide investors with additional context, please disclose in this section that you did not have control over all four brands until 2021.
Factors Affecting Our Performance
Customer Retention, page 94

5. We note your response to comment 16 and your revisions to this section. To provide investors with additional context, please disclose in this section that you did not have control over all four brands until 2021.
       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services